Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gadi Cunia, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports First Quarter 2012 Financial Results

FFO & FFO Per Share grew by 42% and 33% respectively

Same Property NOI grew by 4.2%

TEL-AVIV, ISRAEL; May 23, 2012 – Gazit-Globe (TASE: GLOB; NYSE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers announced today its financial results for the three months ended March 31, 2012.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 13% to NIS 935 million compared to NIS 828 million for the same quarter last year

•	FFO for the quarter increased by 42% to NIS 126 million (NIS 0.76 per diluted share) as compared to NIS 89 million (NIS 0.57 per diluted share) for the same quarter last year

•	Investments during the quarter totaled NIS 1,150 million, compared to NIS 3,474 million the same quarter last year

•

Net income attributable to the Company’s shareholders for the quarter totaled NIS 260 million (NIS 1.52 per diluted share) compared to a loss of NIS 14 million (loss of NIS 0.09 per diluted share) for the same quarter last year

•	Same-property NOI grew by 4.2% compared to the same quarter last year and occupancy rate was 94.3% compared to 93.9% the same quarter last year

•

Shareholders’ equity as of March 31, 2012 totaled NIS 7,396 million (NIS 44.9 per share), compared to NIS 6,123 billion (NIS 39.7 per share) on March 31, 2011 and NIS 7,309 million (NIS 44.3 per share) as of December 31, 2011

•	EPRA NAV per share as of March 31, 2012 was NIS 51.6 compared to NIS 41.1 per share as of March 31, 2011 and NIS 49.4 as of December 31, 2011

•	As of March 31, 2012, the Group had cash on hand and unutilized revolving credit facilities of NIS 8.2 billion, of which NIS 1.9 billion are at the Company’s level

•	As of March 31, 2012, net debt to total assets (LTV) was 58.0%, same as on December 31, 2011 and compared to 61.2% as of March 31, 2011

•

The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.40 per share payable on July 3, 2012 to shareholders of record as of June 18, 2012. The quarterly cash dividend of NIS 0.40 per share represents an annualized amount of NIS 1.60

Roni Soffer, President of Gazit-Globe: “We started the year with strong growth in all operational parameters. During the quarter we saw continued strong contribution from our investments made over the past 18 months and from the effective capital allocation which is reflected in our internal and external growth, we have taken advantage of opportunities both in the private and public real estate markets while carefully exploring investment opportunities and continuing to maintain a conservative and strong balance sheet, as we have always done”.

Financial Highlights for the three months ended March 31, 2012:

•	Rental income increased by 11% to NIS 1,411 million compared to NIS 1,268 million in first quarter 2011

•	NOI increased by 13% to NIS 935 million compared to NIS 828 million in first quarter 2011

•	Proportional consolidated NOI increased by 19% to NIS 531 million, compared to NIS 446 million in first quarter 2011

•	FFO increased by 42% to NIS 126 million (NIS 0.76 per diluted share) as compared to NIS 89 million (NIS 0.57 per diluted share) in first quarter 2011

•

Net income attributable to the Company’s shareholders for the quarter totaled NIS 260 million (NIS 1.52 per diluted share) compared to a loss of NIS 14 million (loss of NIS 0.09 per diluted share) for the same quarter last year

•

Cash flow from operating activities totaled NIS 146 million, compared to NIS 342 million in first quarter 2011. The decrease is mainly due to time differences with respect to payments to third parties.

•	The fair value gain from investment property and investment property under development was NIS 321 million compared to NIS 69 million in first quarter 2011

Acquisition, Development and Redevelopment Activities

During the quarter, the Group acquired 5 income-producing properties totaling 32 thousand square meters and adjacent land parcels for future development for the aggregate amount of NIS 721 million. The Group also invested an amount of NIS 429 million in development and redevelopment projects.

As of March 31, 2012, the Group had 14 properties under development with a gross leasable area of 248 thousand square meters and 27 properties under redevelopment with a gross leasable area of 151 thousand square meters with a total investment value of NIS 3,089 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,488 million.

On May 4, 2012 the Company and First Capital Realty (“FCR”) have submitted to Gazit America (“GAA”), who owns medical office and retail properties in Canada and approximately 12.7% of Equity One’s outstanding shares, a non-binding preliminary proposal to purchase all of the common shares of GAA by Gazit-Globe and to acquire all of the medical office and retail properties by FCR. The transaction proposal and consideration are subject to certain approval processes and other customary conditions. Assuming acceptance of this proposal, GAA shall be fully owned by Gazit-Globe. The proposed transaction is expected to close in July 2012.

Financing Activities

•	During the first quarter of 2011, the Group raised net equity of NIS 131 million

•	As of March 31, 2012, the Group had cash on hand and unutilized revolving credit facilities of NIS 8.2 billion, of which NIS 1.9 billion are at the Company’s level

Balance Sheet Highlights

•	As of March 31, 2012, net debt to total assets (LTV) was 58.0%, same as on December 31, 2011 and compared to 61.2% as of March 31, 2011

•

Shareholders’ equity as of March 31, 2012 totaled NIS 7,396 million (NIS 44.9 per share), compared to NIS 6,123 billion (NIS 39.7 per share) on March 31, 2011 and NIS 7,309 million (NIS 44.3 per share) as of December 31, 2011

•	EPRA NAV per share as of March 31, 2012 was NIS 51.6 compared to NIS 41.1 per share as of March 31, 2011 and NIS 49.4 as of December 31, 2011

Dividend

•

The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.40 per share payable on July 3, 2012 to shareholders of record as of June 18, 2012. The quarterly cash dividend of NIS 0.40 per share represents an annualized amount of NIS 1.60

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is calculated according to EPRA best-practice recommendations, better reflects the operating results of the Company, since the Company’s financial statements are prepared in conformity with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results between different reporting periods and strengthens the uniformity and the comparability of this financial measure to that published by European property companies.

As clarified in the EPRA and NAREIT position papers, the FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is also clarified that these measures are not part of the data audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, May 23, 2012 at 5:00 p.m. Israel Time, 3:00 p.m. United Kingdom/ 4:00 p.m. Central European Time/ 10:00 a.m. Eastern Time to review the first quarter financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com.

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com. To be included in the Company’s e-mail distributions for press releases and other Company notices, please send e-mail addresses to Ms. Avishag Kichel, International Investor Relations, at akichel@gazitgroup.com.

ABOUT GAZIT-GLOBE

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters. www.gazit-globe.com.

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our first quarter report. For the full report in English, please go to http://www.gazitglobe.com/financial-reports.

Consolidated Statement of Financial Position

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	1,349	1,356	1,961
Short-term investments and loans	513	205	807
Marketable securities at fair value through profit or loss	202	40	97
Available-for-sale financial assets	36	56	67
Financial derivatives	90	105	84
Trade receivables	713	392	714
Other accounts receivable	316	345	331
Inventory of buildings and apartments for sale	1,120	473	1,128
Income taxes receivable	20	37	18

	4,359	3,009	5,207
Assets classified as held for sale	1,040	830	714

	5,399	3,839	5,921

NON-CURRENT ASSETS:

Investments in associates	177	*) 79	166
Other investments, loans and receivables	421	*) 290	408
Available-for-sale financial assets	305	202	314
Financial derivatives	890	1,012	937
Investment property	54,616	47,220	54,627
Investment property under development	3,854	3,148	3,219
Non-current inventory	54	18	52
Fixed assets, net	733	626	751
Goodwill	100	143	101
Other intangible assets, net	55	13	69
Deferred taxes	194	83	167

	61,399	52,834	60,811

	66,798	56,673	66,732

*)	Reclassified.

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statement of Financial Position

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Credit from banks and others	366	189	497
Current maturities of non-current liabilities	3,116	2,921	3,629
Financial derivatives	5	20	25
Trade payables	767	517	851
Other accounts payable	1,377	984	1,340
Advances from customers and buyers of apartments	289	98	380
Income taxes payable	54	51	54
Dividend payable	66	60	—

	6,040	4,840	6,776
Liabilities attributed to assets held for sale	167	298	103

	6,207	5,138	6,879

NON-CURRENT LIABILITIES
Debentures	16,194	15,174	15,782
Convertible debentures	1,381	753	1,121
Interest-bearing loans from financial institutions and others	19,616	16,737	19,899
Financial derivatives	332	89	353
Other financial liabilities	411	240	382
Employee benefit liability, net	7	4	8
Deferred taxes	2,729	*) 2,041	*) 2,584

	40,670	35,038	40,129

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	208	218
Share premium	3,787	3,481	3,787
Retained earnings	4,097	*) 3,353	*) 3,903
Foreign currency translation reserve	(820)	*) (1,141)	*) (728)
Other reserves	135	*) 247	*) 150
Loans granted to purchase shares of the Company	**) —	(4)	**) —
Treasury shares	(21)	(21)	(21)

	7,396	*) 6,123	*) 7,309
Non-controlling interests	12,525	*) 10,374	*) 12,415

Total equity	19,921	*) 16,497	*) 19,724

	66,798	56,673	66,732

*)	Retroactively adjusted due to amendment to IAS 12.
**)	Represents an amount of less than NIS 1 million.

Consolidated Income Statement

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions (except for per share data)
Rental income	1,411	1,268	5,239
Revenues from sale of buildings, land and contractual works performed	488	177	1,257

Total revenues	1,899	1,445	6,496

Property operating expenses	479	442	1,740
Cost of buildings sold, land and contractual works performed	467	165	1,199

Total cost of revenues	946	607	2,939

Gross profit	953	838	3,557
Fair value gain from investment property and investment property under development, net	321	69	1,803
General and administrative expenses	(179)	(174)	(830)
Other income	87	70	160
Other expenses	(3)	(3)	(62)
Group’s share in earnings (losses) of associates, net	2	(6)	40

Operating income	1,181	794	4,668
Finance expenses	(526)	(591)	(2,302)
Finance income	52	53	79
Decrease in value of financial investments	(1)	(5)	(16)

Profit before taxes on income	706	251	2,429
Taxes on income	137	*) 55	*) 373

Net income	569	*) 196	*) 2,056

Attributable to:
Equity holders of the Company	260	*) (14)	*) 713
Non-controlling interests	309	*) 210	*) 1,343

	569	*) 196	*) 2,056

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss)	1.58	*) (0.09)	*) 4.59

Diluted net earnings (loss)	1.52	*) (0.09)	*) 4.24

*)	Retroactively adjusted due to amendment to IAS 12.

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the 3 months ended March 31		For the year ended December 31
	2012	2011	2011
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period	260	(*) (14)	(*) 713

Adjustments:
Fair value gain from investment property and investment property under development, net	(321)	(69)	(1,803)
Capital loss (gain) on sale of investment property and investment property under development	2	(1)	14
Impairment of goodwill	—	—	38
Changes in the fair value of derivatives measured at fair value through profit and loss	21	88	193
Adjustments with respect to associates	(1)	(**)—	2
Loss (gain) from decrease in holding rate of investees	—	(**)—	1
Deferred taxes, current taxes with respect to disposal of properties	132	(*)48	(*)444
Gain from bargain purchase	(82)	—	(102)
Acquisition costs recognized in profit and loss	3	8	21
Non-controlling interests’ share in above adjustments	112	17	581

Nominal FFO	126	77	102

Additional adjustments:
CPI and exchange rate linkage differences	(23)	34	167
Gain (loss) from early redemption of interest-bearing liabilities	2	(17)	(4)
Depreciation and amortization	7	8	26
Other adjustments[1]	14	(13)	114

FFO according to the management approach	126	89	405

Basic FFO according to the management approach per share (in NIS)	0.77	0.57	2.62

Diluted FFO according to the management approach per share (in NIS)	0.76	0.57	2.67

(*)	Retroactively adjusted due to the amendment to IAS 12.
(**)	Represents an amount of less than NIS 1 million.

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors, expenses and income from exceptional legal proceedings not related to the reporting periods, expenses arising from termination of the engagement of senior Group employees and also income and expenses from operations not related to income-producing property.